Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
International Steel Group Inc.:

We have audited the accompanying consolidated balance sheets of International Steel Group Inc. and subsidiaries (Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II — Valuation and Qualifying Accounts. The consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Steel Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2(i) to the consolidated financial statements, the Company changed its method of accounting for inventories on the last-in, first-out basis effective January 1, 2004.

Cleveland, Ohio
March 15, 2005

/s/ KPMG LLP

INTERNATIONAL STEEL GROUP INC.
Consolidated Statements of Operations
(Dollars in millions, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	For the period from inception February 22 through December 31, 2002
Net sales	$9,015.9	$4,070.0	$933.1
Costs and expenses:
Cost of sales	7,827.9	3,836.9	755.3
Selling, general and administrative	260.6	153.6	50.2
Depreciation and amortization	129.1	76.0	11.0
Miscellaneous (income)	(17.0)	—	—

Total costs and expenses	8,200.6	4,066.5	816.5

Income from operations	815.3	3.5	116.6

Interest and other financing expense, net	59.6	50.9	2.6
Income (loss) before income taxes	755.7	(47.4)	114.0
(Benefit) provision for income taxes	(271.7)	(23.9)	45.9

Net income (loss)	1,027.4	(23.5)	68.1
Deemed dividend on conversion of Class B common stock	—	(73.6)	—

Net income (loss) applicable to common stock	$1,027.4	$(97.1)	$68.1

Income (loss) per common share:
Basic	$10.41	$(1.26)	$1.02
Diluted	$9.99	$(1.26)	$0.99

See accompanying notes to consolidated financial statements.

INTERNATIONAL STEEL GROUP INC.
Consolidated Balance Sheets
December 31, 2004 and 2003
(Dollars in millions, except per share data)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$606.7	$193.6
Receivables, less allowances of $50.1 and $33.8	830.7	555.1
Inventories	1,320.4	866.8
Assets held for sale	39.6	68.6
Deferred income taxes	75.1	—
Prepaid and other current assets	58.0	24.5
Total current assets	2,930.5	1,708.6
Property, plant and equipment, net	1,104.9	861.9
Deferred income taxes	354.8	—
Investments in joint ventures	27.9	27.0
Other assets	70.5	38.7
Total assets	$4,488.6	$2,636.2

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt and capital leases	$57.6	$46.8
Accounts payable	753.3	439.5
Accrued compensation and benefits	285.3	206.7
Accrued taxes	157.7	47.0
Other current liabilities	127.1	86.5
Total current liabilities	1,381.0	826.5

Long term liabilities:
Debt	637.2	362.8
Capital leases	169.6	212.7
Environmental liabilities	164.3	161.2
Pensions and other retiree benefits	123.0	101.0
Other obligations	9.4	16.6
Total liabilities	2,484.5	1680.8

Stockholders’ equity:
Preferred Stock, $0.01 par value per share, authorized 5,000 shares, none issued	—	—
Common Stock, $0.01 par value per share, authorized 108,600,000 shares, 100,035,950 and 97,470,609 issued and outstanding	1.0	1.0
Additional paid-in capital	1,023.3	978.4
Retained earnings (deficit)	998.4	(29.0)
Accumulated other comprehensive income	1.0	5.0
Treasury stock, 641,089 shares at cost	(19.6)	—
Total stockholders’ equity	2,004.1	955.4

Total liabilities and stockholders’ equity	$4,488.6	$2,636.2

See accompanying notes to consolidated financial statements.

INTERNATIONAL STEEL GROUP INC.
Consolidated Statements of Stockholders’ Equity
from inception, February 22, 2002,
through December 31, 2002 and the years ended
December 31, 2003 and 2004
(Dollars in millions)

	Common Stock Amount	Class B Common Stock Amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury Stock	Total stockholders’ equity

Balance, February 22, 2002	$—	$—	$—	$—	$—	$—	$—
Proceeds from private equity offerings	0.7	—	235.4	—	—	—	236.1
Stock compensation plan	—	—	2.9	—	—	—	2.9
Net income	—	—	—	68.1	—	—	68.1
Balance, December 31, 2002	0.7	—	238.3	68.1	—	—	307.1
Proceeds from Class B Common Stock equity offering	—	0.1	156.6	—	—	—	156.7
Class B Common Stock issued upon Bethlehem acquisition	—	—	15.0	—	—	—	15.0
Proceeds from initial public equity offering	0.2	—	491.4	—	—	—	491.6
Conversion of Class B Common Stock to Common Stock with initial public equity offering	0.1	(0.1)	—	—	—	—	—
Deemed dividend on Class B Common Stock	—	—	73.6	(73.6)	—	—	—
Cash flow hedges	—	—	—	—	5.0	—	5.0
Stock compensation plan	—	—	3.5	—	—	—	3.5
Net loss	—	—	—	(23.5)	—	—	(23.5)
Balance, December 31, 2003	1.0	—	978.4	(29.0)	5.0	—	955.4
Stock compensation plan	—	—	11.6	—	—	—	11.6
Cash flow hedges	—	—	—	—	(4.0)	—	(4.0)
Purchase of treasury stock, at cost	—	—	—	—	—	(19.6)	(19.6)
Tax benefit on non-qualifying stock options.	—	—	33.0	—	—	—	33.0
Other	—	—	0.3	—	—	—	0.3
Net income	—	—	—	1,027.4	—	—	1,027.4
Balance, December 31, 2004	$1.0	$—	$1,023.3	$998.4	$1.0	$(19.6)	$2,004.1

Share Activity

	Common Stock	Class B Common Stock
Balance, February 22, 2002	—	—
Initial equity offerings	69,663,280	—
Balance, December 31, 2002	69,663,280
Class B equity offering	—	7,994,623
Class B equity issued upon Bethlehem acquisition	—	765,306
Stock compensation plan	72,400	—
Initial public offering	18,975,000	—
Conversion of Class B with initial public offering	8,759,929	(8,759,929)
Balance, December 31, 2003	97,470,609	—
Stock compensation plan	3,206,430	—
Treasury shares purchased	(641,089)	—
Balance, December 31, 2004	100,035,950	—

See accompanying notes to consolidated financial statements.

INTERNATIONAL STEEL GROUP INC.
Consolidated Statements of Cash Flows
(Dollars in millions)

	Year Ended December 31, 2004	Year Ended December 31, 2003	For the period from inception February 22, 2002 through December 31, 2002
Cash flows from operating activities:
Net (loss) income	$1,027.4	$(23.5)	$68.1
Adjustments for items not affecting cash from operating activities:
Deferred income taxes	(429.9)	20.5	(5.3)
Depreciation and amortization	129.1	76.0	11.0
Other	19.4	15.9	(.2)
Changes in working capital and other items:
Receivables	(185.8)	11.2	(145.4)
Inventories	(365.7)	67.5	(151.4)
Prepaid and other assets	(37.1)	(12.8)	(6.6)
Accounts payable	273.7	58.7	56.3
Accrued income taxes	170.7	(74.0)	30.1
Accrued compensation and benefits	62.5	131.1	30.9
Other	30.9	18.3	8.5
Net cash provided by (used in) operating activities	695.2	288.9	(104.0)

Cash flows from investing activities:
Capital expenditures and investments	(267.2)	(96.9)	(55.7)
Acquisitions, net of cash received	(223.9)	(822.6)	(144.3)
Proceeds from sales of assets	18.4	34.3	14.3
Net cash used in investing activities	(472.7)	(885.2)	(185.7)

Cash flows from financing activities:
Borrowings under revolving credit facility	—	941.6	867.9
Payments under revolving credit facility	—	(1,002.3)	(807.2)
Proceeds from long-term debt	594.6	710.0	8.8
Payments on long-term debt	(348.3)	(469.3)	—
Payments on capital leases	(36.0)	(23.7)	—
Issuance of common stock, net	11.9	648.5	236.2
Purchase of treasury stock	(19.6)	—	—
Deferred financing fees	(12.0)	(24.7)	(6.2)
Net cash provided by financing activities	190.6	780.1	299.5
Increase in cash and cash equivalents	413.1	183.8	9.8
Cash and cash equivalents — beginning of period	193.6	9.8	—
Cash and cash equivalents — end of period	$606.7	$193.6	$9.8

Other information:
Interest paid	$38.6	$34.3	$1.4
Interest capitalized	1.3	0.4	0.3
Income taxes (received) paid	(12.4)	30.0	21.2
Capital lease obligation incurred	7.9	0.2	—

See accompanying notes to consolidated financial statements.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

(Dollars in millions, except per share data)

(1) Pending Merger

In October 2004, Ispat International N.V. (Ispat), LNM Holdings N.V. (LNM) and International Steel Group (ISG) agreed to merge in a two-step transaction. The first step, the acquisition of privately held LNM by Ispat for 100% stock consideration, was completed in December 2004. The new entity, renamed Mittal Steel N.V. (Mittal), will then acquire ISG for a combination of $21 per share in cash and a number of Mittal shares equal to $21 divided by the average closing price of Mittal for the 20 trading days prior to closing, up to a maximum of .6087 shares and a minimum of .4793 shares. The value in the merger will be $42 per ISG share if the average price of Mittal shares for the 20 trading days prior to the merger is between $34.50 and $43.81 per share. ISG received early termination of the waiting period under Hart-Scott-Rodino Act in December 2004. The merger of ISG and Mittal is subject to approval by the shareholders of ISG and Mittal at meetings scheduled on April 12, 2005 and satisfaction of other customary closing conditions. The transaction is expected to be completed soon after the shareholders meetings.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of International Steel Group Inc., the parent company, and its consolidated subsidiaries (ISG or the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures are accounted for under the equity method of accounting, except an iron ore-mining venture, which is pro rata consolidated. Certain prior period amounts have been reclassified to conform to the current period presentation.

ISG has grown in less than three years from inception in February 2002 to about $9 billion sales in 2004 through acquisitions. Accordingly, the 2004 financial statements are not comparable to prior years.

(b) Nature of Operations

ISG was organized in February 2002 and began operations in April 2002. ISG is a domestic manufacturer of light flat-rolled, plate, wire rod and rail steel products whose customers are located primarily in the United States of America. ISG reports its activities as a single segment and serves the automotive, appliance, transportation, machinery and construction markets, either directly or through steel service centers. No single customer represented more than 10% of ISG’s total consolidated revenues in 2004, 2003 and 2002. ISG’s export sales were $337.9 for 2004, $165.1 in 2003 and $2.7 in 2002. The table below shows ISG’s shipments by product for the 2004, 2003, and 2002 periods.

	2004	2003	2002
Hot Rolled	41%	46%	71%
Cold Rolled	19%	19%	22%
Coated	21%	20%	7%
Plate	10%	8%	—
Tin Plate	5%	3%	—
Rail and other	4%	4%	—
	100%	100%	100%

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

(c) Revenue Recognition

Revenue is recognized at the time products are shipped in accordance with customer instructions and when all substantial risks of ownership are transferred to the customer. ISG provides a full allowance for estimated claims for products that have been shipped that may not meet customer specifications. ISG tests its steel products before shipment to provide assurance that they meet customer specifications. ISG’s sales agreements do not contain “acceptance” or “right of return” clauses. The allowance is calculated based on claims that have been submitted but not resolved and anticipated future claims based on historical experience. The allowance for claims is a component of the accounts receivable allowances disclosed on the balance sheet and the provision for claims is a component of net sales.

(d) Stock Based Compensation

We account for stock based compensation under the fair value method as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation.

(e) Amortization of Debt Issue Costs

We capitalize certain debt issuance costs and amortize them on a straight-line basis over the expected term of the debt which approximates the effective yield method. In the event of an early termination of debt, the unamortized amounts are expensed in the period of termination.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method that requires deferred income taxes to reflect the future tax consequences attributable to differences between the tax and financial reporting bases of assets and liabilities. Deferred tax assets and liabilities recognized are based on the tax rates in effect in the year in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based on available positive and negative evidence, it is “more likely than not” (greater than a 50% likelihood) that some or all of the net deferred tax assets will not be realized.

(g) Earnings per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the net incremental shares issuable upon the assumed exercise of stock options and conversion of convertible debt as if the conversion occurred at the beginning of the period.

(h) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments with an original maturity of three months or less and are carried at cost, which approximates market value.

(i) Inventories

Inventories are stated at the lower of cost or market. On January 1, 2004, we adopted the LIFO cost method of accounting for substantially all existing inventories. We also reduced the number of inventory pools from a pool for each manufacturing facility to a single pool. We believe that the LIFO method of valuing inventories is preferable because it more closely matches current costs and revenues in periods of increasing costs. We believe that a single method and a single pool for substantially all inventories is preferable because, in order to further achieve the operating synergies from our acquisitions, we continue to reallocate the supply of semi-finished materials to our finishing facilities among our steel producing facilities and to reallocate the sources of certain raw materials among our steel producing facilities in order to improve operating efficiencies. Having a single LIFO pool for substantially all inventories eliminates the potential for changes in inventory value solely because of this movement of inventory among manufacturing facilities. Consistent with the policy adopted for inventories in the Bethlehem acquisition, we accounted for the inventories at the Weirton and Georgetown acquisitions under FIFO or average cost method during 2004. We expect to include these inventories which totaled about $295 million at December 31, 2004, in the single LIFO pool beginning in January 2005.  The components of inventories follow:

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

	December 31,
	2004	2003
FIFO or average cost:
Raw materials	$1,156.8	$291.0
Finished and semi-finished goods	562.2	612.0
	1,719.0	903.0
LIFO reserve	(398.6)	(36.2)
Total	$1,320.4	$866.8

During 2003, liquidation of LIFO inventory quantities reduced cost of sales by about $9.0. Inventories acquired in a business combination were valued at fair market value less, for in-process and finished goods, costs to complete processing and a reasonable profit for selling efforts. As a result, the value assigned to inventory acquired from Weirton and Bethlehem, see Note 3, Acquisitions, and cost of sales were $5.0 lower for 2004 and $40.8 higher for 2003 than production costs.

(j) Assets Held for Sale

Surplus assets that are not being operated and expected to be sold within one year are recorded as assets held for sale at the lower of the carrying value or fair value, less costs to sell. These assets are not depreciated while classified as held for sale. The net expenses relating to all assets classified as held for sale were $4.5, $7.0 and $0.6 in each of last three years.

(k) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are 20 years for buildings and range from 3 to 10 years for machinery and equipment. Repairs and maintenance that do not significantly improve or extend the lives of the respective assets are expensed as incurred throughout the year.

The components of Property, plant and equipment, net follow:

	December 31,
	2004	2003
Land and land improvements	$41.1	$31.5
Buildings	103.9	70.0
Machinery and equipment	1,050.3	796.6
Construction in progress	119.6	50.2
Total	1,314.9	948.3
Accumulated depreciation and amortization	(210.0)	(86.4)
Total property, plant and equipment, net.	$1,104.9	$861.9

(l) Long-lived Assets

Long-lived assets are subject to an impairment assessment if there are circumstances that indicate the carrying amount may no longer be recoverable from future operations or sale. The amount of the impairment recognized, if any, is the difference between the carrying amount and the fair value of the asset.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

(m) Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a loss has been incurred and the amount can be reasonably estimated.

The Company’s estimates of environmental remediation liabilities are based on current technology and existing laws and regulations and site-specific estimated costs developed by independent engineering consultants. The liabilities recognized under business combination accounting were recorded at their fair value based on the net present value of estimated future cash payments. These amounts are adjusted for accretion of the discount and when the effects of new information or changes in law or technology can be reasonably estimated. Required future recognition of any environmental liabilities unrelated to a business combination will not be discounted.

(n) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(o) Market Risk

ISG is exposed to fluctuations in interest rates and the prices of certain commodities such as natural gas, fuel oil, coke, steel scrap, iron ore and various non-ferrous metals. Management is authorized to use various financial instruments where available to manage the exposures associated with these fluctuations. ISG may employ the use of futures, forwards, collars, options and swaps to manage certain exposures when practical. By policy, ISG does not enter into such contracts for the purpose of speculation. ISG’s policies include establishing a risk management philosophy and objectives, providing guidelines for derivative usage and establishing procedures for control and reporting of derivative activity. The change in value of the effective portion of financial instruments used to hedge certain exposures is reported as a component of other comprehensive income and is reclassified into earnings in the same period during which the hedged transactions affect earnings.

(p) Recent Accounting Pronouncements Adopted by ISG During 2004

New accounting standards that ISG was required to adopt in 2004 did not have a material effect on these financial statements.

(3) Acquisitions

ISG acquired substantially all the assets and assumed certain liabilities of a hot briquetted iron (HBI) facility located in Point Lisas, Trinidad and Tobago in July 2004, of Georgetown Steel Company (Georgetown) in June 2004, Weirton Steel Corporation (Weirton) in May 2004, Bethlehem Steel Corporation (Bethlehem) in May 2003, Acme Steel Corporation (Acme) in October 2002, and The LTV Corporation (LTV) in April 2002. The results of their operations have been included in our consolidated financial statements since the dates of acquisition.

The following unaudited pro forma data for ISG includes the results of operations of the Bethlehem and Weirton acquisitions as if they had been consummated on January 1, 2003. The HBI and Georgetown facilities were not operating at the time we acquired them, so are not included. The pro forma adjustments include the effects of the new labor agreements and the financings incurred to fund the acquisition of Bethlehem. This pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

	2004	2003
	(unaudited)
Net sales	$9,472.6	$6,366.6
Net income	1,052.5	71.9
Net income applicable to common stock	1,052.5	(1.7)
Income per share
Basic	$10.66	$(0.02)
Diluted	$10.22	$(0.02)

The fair value of the net assets of all acquisitions was in excess of the purchase price, resulting in negative goodwill. In accordance with SFAS No. 141, Business Combinations, the negative goodwill was allocated as a pro rata reduction of the amounts that would have otherwise been assigned to the acquired non-current assets, primarily property, plant and equipment and intangible assets, based on their relative fair values.

The amounts recorded for the net assets acquired follows:

	HBI	Georgetown	Weirton	Bethlehem	Acme	LTV
Acquired assets:
Receivables, net	$2.5	$—	$126.8	$379.2	$—	$—
Inventories	2.5	—	85.4	730.3	—	52.4
Prepaids and other current assets	—	—	.3	5.1	—	3.2
Assets held for sale	—	—	.2	91.2	—	30.4
Intangible assets	—	—	—	26.5	—	—
Property, plant and equipment	16.8	19.6	83.7	585.4	67.9	135.2
Other noncurrent assets	—	—	4.7	23.4	—	13.6
	21.8	19.6	301.1	1,841.1	67.9	234.8
Acquired liabilities:
Current portion of long term debt and capital lease obligations	—	—	.7	32.7	—	—
Accounts payable	3.6	.7	36.1	251.3	—	—
Accrued expenses and other current liabilities	—	.3	40.3	125.9	3.9	64.8
Long term debt and capital lease obligations	—	—	17.1	358.9	—	—
Long term environmental liabilities	—	.2	16.1	144.0	3.1	86.6
Long term pension and retiree benefits	—	—	3.5	82.9	—	—
Other long term obligations	—	—	—	7.8	—	—
	3.6	1.2	113.8	1,003.5	7.0	151.4
Net assets recorded	18.2	18.4	187.3	837.6	60.9	83.4
Value of stock issued	—	—	—	(15.0)	—	—
Cash paid, net	$18.2	$18.4	$187.3	$822.6	$60.9	$83.4

See Note 5, Income Taxes, regarding federal income tax issues related to the acquisition of the Bethlehem assets.

Intangible assets consist of $5.5 assigned to patents with an estimated useful life of 16 years and $21.0 assigned to favorable supply contracts that were being amortized over the term of the associated contracts ranging from one

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

to four years. ISG recognized $11.3 of expense during 2003 related to these intangibles. At December 31, 2003, the remaining balance of these intangible assets was reduced to zero through a provision for deferred federal income taxes.

(4) Stock Compensation

ISG recognizes compensation expense for its stock compensation program based on the fair value, determined by using the Black-Scholes option pricing model, of the award on the measurement date under SFAS No. 123, Accounting for Stock-Based Compensation,

ISG’s Key Employees’ Incentive Stock Option Plan (Plan) provides that common stock options may be granted to key employees and officers with exercise prices at no less than the market value on the grant date. Outstanding options vest in four equal annual installments and expire six years after date of grant. If there is a change of control of 50% or more of the voting stock of the Company, all remaining unvested options will vest immediately. Upon consummation of the merger with Mittal Steel (see Note 1, Pending Merger), all ISG stock options will be cancelled and holders of ISG options will receive an amount in cash equal to the difference between $42 per share and the applicable per share exercise price of the option. Immediately prior to consummation, ISG will pay about $145 to cancel the options.

The fair value of the options granted in 2004 was $1.0, in 2003 was zero (the option price exceeded fair value at the grant date) and in 2002 was $9.4.

Assumptions to value options used in each year were:

	2004	2003	2002
Expected volatility	29.4%	N/A	N/A
Risk free interest rate	3.22-3.63%	3.04%	3.04%
Dividend yield	0%	0%	0%
Expected term	4-5.5 years	1-4 years	1-4 years

We recognized compensation expense of $1.4 in 2004, $3.3 in 2003 and $2.9 in 2002. As of December 31, 2004, there was $1.7 in total unrecognized compensation cost related to nonvested options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years.

	2004		2003		2002
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Options outstanding Beginning of the year	7,373,940	$5.97	7,167,600	$2.76	—	$—
Granted	100,000	31.59	1,038,940	25.55	7,464,440	2.76
Exercised	(3,206,430)	3.17	(72,400)	2.76	—	—
Canceled/forfeited	—	—	(760,200)	2.76	(296,840)	2.76
End of year	4,267,510	$8.68	7,373,940	$5.97	7,167,600	$2.76
Options exercisable at end of year	454,295	$12.88	2,619,975	$2.76	—	$—

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

ISG has a Stock Appreciation Rights Plan (stock rights) for certain key employees that provides employees a cash payment after vesting for the difference between the stock rights price and the market value of the stock on the date of exercise, with the award limited to 200% of the stock rights price. Stock rights vest in four substantially equal installments and expire five years after grant. We recognized compensation expense of $2.5, $2.5 and $0.5 during 2004, 2003 and 2002. Upon consummation of the merger with Mittal Steel (see Note 1, Pending Merger), these ISG stock rights will be converted in similar rights in Mittal Steel stock determined by the exchange ratio and the ISG stock rights price.

	2004		2003		2002
	Rights	Weighted Average Price	Rights	Weighted Average Price	Rights	Weighted Average Price
Stock Rights outstanding Beginning of the year	941,440	$8.36	1,234,420	$3.82
Granted	406,948	33.40	188,480	25.55	1,248,900	$3.92
Exercised	(295,132)	5.97	(340,280)	3.72
Canceled/forfeited	(8,533)	25.55	(141,180)	2.76	(14,480)	12.78
End of year	1,044,723	$18.65	941,440	$8.36	1,234,420	$3.82
Stock Rights exercisable at end of year	18,175	$25.55	—	$—	—	$—

(5) Income Taxes

The U.S. and foreign components of income (loss) before income taxes consist of the following:

	2004	2003	2002
United States	$763.5	$(47.4)	$114.0
Foreign	(7.8)	—	—
Total	$755.7	$(47.4)	$114.0

The components of the (benefit) provision for income taxes follows:

	2004	2003	2002
(Benefit) provision:
Current
Federal	$142.2	$(42.5)	$42.5
Foreign	—	—	—
State	16.0	(1.9)	8.7
Deferred	(429.9)	20.5	(5.3)
Total	$(271.7)	$(23.9)	$45.9

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

A reconciliation of income taxes at the statutory U.S. tax rate of 35% to the recorded (benefit) provision follows:

	2004	2003	2002
Taxes at statutory rate	$264.5	$(16.6)	$39.9
State and local income taxes net of federal effect	20.5	(0.7)	5.2
Valuation allowance adjustment.	(389.8)	5.3	—
Utilization of NOL and certain temporary differences	(162.9)	(26.0)	—
Intangible assets written off	—	15.2	—
Depletion	(5.4)	(1.3)	—
Other	1.4	0.2	0.8
(Benefit) provision	$(271.7)	$(23.9)	$45.9

Significant components of deferred income tax assets and (liabilities) follow:

	December 31,
	2004	2003
Temporary differences — assets (liabilities):
Plant and equipment	$149.3	$233.0
State deferred income taxes	91.0	101.2
Compensation and benefits	80.1	51.9
Environmental liabilities	74.3	72.9
Capitalized leases	71.2	77.7
Vacation accruals	25.8	17.3
Inventories	20.8	6.2
Accruals and reserves	13.9	29.0
Joint ventures	12.4	14.9
Other	15.5	18.4
Total assets	554.3	622.5
Prepaid expenses	(2.8)	(2.2)
Other	(0.4)	0.1
Total liabilities	(3.2)	(2.1)
Net operating loss carryforwards	269.8	321.4
AMT credit carryfoward	25.8	25.8
Valuation allowance	(416.8)	(967.6)
Net deferred tax asset	$429.9	$—

Temporary differences represent the cumulative taxable or deductible amounts recorded in the consolidated financial statements in different years than recognized in the income tax returns.

The acquisition of the Bethlehem assets in 2003 was structured as a tax-free reorganization under Internal Revenue Code (IRC) Section 368 (a) (1) (G). The historic tax attributes of Bethlehem as limited by IRC Section 382, therefore, carry over to the ISG consolidated federal income tax return. These tax attributes are composed principally of net operating loss (NOL) carryforwards, alternative minimum tax (AMT) credit carryforwards and temporary differences related to the tax basis of property, plant and equipment. The net deferred tax assets acquired related to these tax attributes were not recognized at the date of acquisition because there were a number of required

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

actions related to, among other matters, Bethlehem’s plan of liquidation under federal bankruptcy law. During the fourth quarter of 2003, among other events, the Bankruptcy Court confirmed Bethlehem’s plan of liquidation, which subsequently became effective on December 31, 2003. Accordingly, in the fourth quarter of 2003, we determined that it was appropriate to recognize the acquired net deferred tax assets and any related valuation allowance.

In the first five years after the acquisition, IRC Section 382 limits ISG’s combined annual tax depreciation for the property acquired from Bethlehem in excess of that based on the fair value of specific assets acquired and ability to utilize the NOL carryforward acquired from Bethlehem to an amount calculated by multiplying the tax free rate published by the IRS for the month the acquisition occurred by the entity value of the net assets acquired. The excess of any available tax depreciation over that allowed by Section 382 in these first five years becomes an NOL carryforward. There is no depreciation limitation after the first five years but the annual NOL utilization continues to be limited to the same amount. As a result, certain Bethlehem tax depreciation is converted to an ISG NOL and certain acquired Bethlehem NOL carryforwards cannot be used by ISG. After taking the above limits into consideration, ISG estimates the net deferred tax asset acquired from Bethlehem to be about $1,000.

At December 31, 2004, ISG had United States regular tax NOL loss carryforwards as limited by IRC Section 382 of about $765, comprised of about $564 acquired from Bethlehem and about $201 from excess available tax depreciation, and AMT credit carryforwards acquired from Bethlehem of about $25. Any amount of the annual available depreciation or NOL as limited by IRC Section 382 acquired from Bethlehem that is not used in the tax return can be carried forward to use in future years as long as sufficient original Bethlehem NOL amounts have not expired. The Bethlehem NOL loss carryforward before the limits imposed by IRC Section 382 total about $968 and expire in varying amounts from 2008 through 2022 if we are unable to generate sufficient amounts of taxable income in the future. The NOL’s from excess depreciation expire in equal amounts from 2023 to 2027. AMT credits can be carried forward indefinitely.

SFAS No. 109, Accounting for Income Taxes, requires that we record a valuation allowance for a deferred tax asset when it is “more likely than not” (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized based on available “positive and negative evidence.” The realization of the deferred tax asset is ultimately dependent upon ISG’s generation of sufficient future taxable income during periods in which those net temporary differences become deductible and before the expiration of the NOL carryforwards. Because ISG had been in existence for less than two years and those resulted in a net cumulative tax loss, the available negative evidence could not be overcome and a full valuation allowance was required for the deferred tax asset at December 31, 2003. In addition, generally accepted accounting principles require that we recognize any tax benefits of the Bethlehem acquisition realized in 2003 through the income statement only after writing off any remaining intangible assets acquired from Bethlehem. Accordingly, in the fourth quarter of 2003, we wrote off $15.2 of intangible assets as a provision for deferred income taxes.

ISG is now one of the largest steel producers in North America with 2004 net sales of over $9 billion and income before income taxes of about $756. The global steel market improved significantly in 2004 and the current outlook remains positive. Based on ISG’s 2004 financial results, the significant improvement in the global steel industry, assumptions about expected future taxable income and all available and prudent tax planning strategies, ISG concluded that there is sufficient positive evidence to determine that it is “more likely than not” (a likelihood of greater than 50%) that a portion of ISG’s deferred tax asset will be realized. Accordingly, ISG recorded an adjustment to the valuation allowance of about $390 million in the fourth quarter of 2004. While there are numerous future scenarios under which ISG could generate sufficient income before income taxes through 2027 to realize the recorded net deferred tax asset of $430, ISG would need to generate about $225 of income before income taxes per year from 2005 through 2009 or about $12 to $14 per ton shipped based on annual shipments of 16 to 18 million net tons to realize that asset.

If based on then available evidence in the future, it is determined that the valuation allowance needs to be adjusted using the “more likely than not” criterion, such adjustment will be through a provision or benefit for income taxes in the income statement in that period.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

ISG’s 2004 provision for income taxes was about $118 before the benefit of the valuation allowance adjustment or effective rate of about 15%. This provision takes into consideration the temporary differences that arose or reversed during 2004, the benefit of the NOL and IRC Section 382 depreciation limit carryforwards from 2003, and, as required by generally accepted accounting principles, the benefit of temporary differences, principally depreciation, that are expected to be available in 2005 and 2006 to carryback against the current income taxes paid for 2004.

Our income tax returns are subject to audits by the Internal Revenue Service and state tax authorities. To date, we have not been audited by any of these. Because of uncertainties in interpretations of certain IRC Section 382 regulations, ISG has not recorded potential deferred tax assets related to the tax basis of certain depreciable assets acquired from Bethlehem in excess of the values assigned to those assets under generally accepted accounting principles that are not probable of being realized. These uncertainties will be resolved through the Internal Revenue Service audit process. We believe that the outcome of any future audits would not have a material adverse impact on the Company’s financial position, cash flows or results of operations.

(6) Income (loss) per Share

The following table presents calculations of income (loss) per share of common stock:

	2004	2003	2002
Net income (loss)	$1,027.4	$(23.5)	$68.1
Deemed dividend on the conversion of Class B common Stock	—	(73.6)	—
Net income (loss) applicable for basic earnings per common share	1,027.4	(97.1)	68.1
Adjustment for interest on convertible debt	1.3	—	—
Net income (loss) applicable for diluted earnings per common share	$1,028.7	$(97.1)	$68.1
Weighted average number of shares of common stock outstanding — Basic	98.7	77.1	66.5
Incremental shares issuable upon assumed conversion and exercise of stock options	4.3	—	2.4
Total shares -Diluted	103.0	77.1	68.9
Income (loss) per share:
Basic	$10.41	$(1.26)	$1.02
Diluted	$9.99	$(1.26)	$0.99

The basic and diluted loss per share are the same for 2003 because incremental shares issuable upon conversion are anti-dilutive.

The Class B common stock was issued in 2003 for cash and in connection with the acquisition of the Bethlehem assets. It was identical in all respects to common stock, except that it contained an automatic conversion to common stock upon ISG’s initial public offering at a conversion ratio per share equal to (1) $92,500, divided by (2) the product of (a) the price per share paid by the public in the initial public offering multiplied by (b) 0.7, divided by (3) 3,620. Upon the completion of the offering on December 12, 2003, the Class B common stock automatically converted into 8,759,929 shares of common stock at the $28 per share price of the public offering. The conversion of the Class B common stock resulted in a one-time “deemed dividend” to the holders of the Class B common stock of $73.6. The “deemed dividend” was recognized on the balance sheet as a reclassification from retained earnings to paid in capital in excess of par value. This transaction had no impact on cash flows or net income. The “deemed dividend,” however, is required to be treated similar to a preferred stock dividend in the calculation of loss per share of common stock by deducting it from net loss to arrive at net loss applicable to common stock, increasing the 2003 loss per common share by $0.95 from $0.31 to $1.26.

(7) Comprehensive Income (Loss)

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

We have financial instruments that are designated as cash flow hedges for natural gas and for zinc, the effective portion of the change in value of these financial instruments is reported as a component of other comprehensive income and is reclassified into earnings in the same period during which the hedged transactions affect earnings. At December 31, 2004, we recognized $3.7 in prepaid expenses and $2.7 in accrued liabilities with a corresponding $1.0 in other comprehensive income related to the cash flow hedges.

The following table presents calculations of comprehensive income (loss):

	2004	2003	2002
Other comprehensive income (loss):
Derivative financial instruments:
Changes in value during the period	$(8.0)	$5.0	—
Recognized in net income	4.0	—	—
Total other comprehensive income (loss)	(4.0)	5.0	—
Net income (loss)	1,027.4	(23.5)	68.1
Total comprehensive income (loss)	$1,023.4	$(18.5)	$68.1

(8) Long-term Debt and Capital Lease Obligations

Components of long-term debt and capital leases follow:

	December 31,
	2004	2003
Debt — Notes and loans:
Senior Notes, 6.5%, Due 2014	$600.0	$—
Credit Facilities, Tranche B, LIBOR plus 3.5%, Due May 2007	—	266.8
Columbus Coatings financing, Variable, Due August 2008	—	57.8
PBGC convertible note, 6%, Due May 2007	35.0	35.0
Coal Act Subordinated Note, 9%, Due September 2005	—	7.0
MABCO Note, 5%, Due 2019	5.0	—
Industrial Revenue Bonds, 5.8%, Due May 2007	3.8	4.9
Acme Steel Promissory Note, 7.75%, Due October 2007	—	2.8
Unamortized debt discount	(5.1)	—
Total debt	638.7	374.3
Current portion	(1.5)	(11.5)
Total long-term debt	$637.2	$362.8
Capital lease obligations:
Coke oven battery, approximately 5%, payable 2005-2014	$159.5	$174.2
Wide slab caster, 9.86%, payable 2005	32.8	39.2
Iron ore vessel, 13%, payable 2005-2009	19.2	21.9
Other	14.2	12.7
Total capital lease obligations	225.7	248.0
Current portion	(56.1)	(35.3)
Total long-term capital lease obligations	$169.6	$212.7

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

The maturities of long-term debt and required capital lease payments at December 31, 2004 follows:

2005	$57.6
2006	6.6
2007	41.7
2008	10.4
2009	1.8
Thereafter	751.4
Total	$869.5

On April 14, 2004, the Company issued $600 of senior, unsecured debt securities due 2014 in a private placement to a limited number of qualified institutional buyers as defined under the Securities Act. The debt securities bear interest at a rate of 6.5% and were sold at an original issue discount of $5.4, which is amortized as interest expense over the life of the issue. These debt securities have a principal at maturity of $600 and an effective annual cost of 6.625%. In October 2004, ISG exchanged the original debt securities with the terms of the new debt securities (the Notes) being substantially identical in all respects to the terms of the securities for which they were exchanged except that the Notes were registered under the Securities Act of 1933, as amended.

Interest on the Notes is payable semi-annually beginning in October 2004. We are not required to make mandatory redemption or sinking fund payments prior to maturity. However, we may redeem the Notes, in whole or in part, at our option, at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments. Or, at any time prior to April 15, 2007, we may redeem on one or more occasions up to 35% of the aggregate principal amount of the Notes at a redemption price of 106.50% of the principal amount, plus accrued interest and Special Interest (as defined in the Indenture), if any, to the redemption date, with the net cash proceeds of one or more equity offerings, provided that at least 65% of the aggregate principal amount of Notes issued (excluding Notes held by the Company or its Subsidiaries) remains outstanding immediately after the redemption and the redemption occurs within 90 days after the consummation of the equity offering.

The associated indenture governing the Notes contains certain covenants that are typical of investment grade debt. At December 31, 2004, the Company was in compliance with these covenants.

Certain of ISG’s domestic wholly owned subsidiaries guarantee the Notes on a full, unconditional and joint and several basis. The parent company has no independent assets or operations and non-guarantor subsidiaries are minor.

Financing costs of $12.0 were incurred with the placement of the debt securities and Notes. These costs are included in other assets on the consolidated balance sheet and are being amortized to earnings on a straight-line basis over the life of the issue which approximates the effective yield method.

In 2003, the Company entered into credit facilities (Credit Facilities) that are collateralized by inventory, accounts receivable, real property and capital stock. The Credit Facilities consisted of a three-year $350.0 revolving credit facility, a two-year $250.0 tranche A term loan facility and a four-year $400.0 tranche B term loan facility. The tranche A term loan was repaid in full during 2003. The $266.8 outstanding on the tranche B term loan at December 31, 2003 was paid in full in April 2004. The amounts repaid are not eligible to be borrowed again. At December 31, 2004, we had no borrowings and $8.6 in letters of credit outstanding under the revolving credit facility. Commitment fees are payable quarterly for the unused portion of the total loan commitment with the rates ranging from 0.25% to 0.50% per annum. Letter of credit fees are 3.5% of the issued amount.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

Advances under the revolving credit facility are subject to our compliance at all times with a borrowing base that permits borrowings in an amount not to exceed certain percentages of our receivables and inventory.

At December 31, 2004, the Company had an $8.6 letter of credit outstanding and $241.4 available borrowing capacity under the revolving credit facility. Under the facility, the pending merger (see Note 1, Pending Merger) would be a change of control and would terminate the facility unless amended. The interest rate on any borrowings under the revolving credit facility are subject to our overall leverage ratios and bear interest, at the option of ISG, at either LIBOR plus a margin ranging from 2.50% to 4.00% per annum or the prime rate plus a margin ranging from 1.50% to 3.00% per annum. At December 31, 2003, the weighted average interest rate on all outstanding borrowings under the Credit Facilities was 5.178%. Payments of dividends are restricted by a calculation that includes dividend payments and other restricted payments. At December 31, 2004, the maximum available for these payments was about $260.

The Company is subject to various financial covenants including a minimum borrowing availability, limitations on capital expenditures, minimum fixed charges coverage, maximum leverage ratios, minimum net worth and minimum earnings before interest, taxes, depreciation and amortization (EBITDA) as defined in the agreement governing the Credit Facilities. The revolving credit facility may be withdrawn if a material adverse effect or event of default has occurred and the Company is unable to remedy the event in a timely manner as defined in the agreement. At December 31, 2004, the Company was in compliance with all covenants under the Credit Facilities.

The Pension Benefit Guaranty Corporation (PBGC) convertible note bears interest at 6.0% and requires semi-annual interest payments, and the principal is due in full on May 6, 2007. The PBGC note is subordinated to all of our senior indebtedness, including the Credit Facilities and the Notes. The PBGC note is convertible, at the PBGC’s option, into 29,240.55 shares of our common stock for each $1 million in principal and interest outstanding at any time.

In connection with the Bethlehem acquisition, ISG assumed a credit facility from Columbus Coatings Corporation, a subsidiary of Bethlehem. This credit facility was repaid during 2003 with proceeds from a new $60.0 loan agreement from GE Capital Corporation. GE Capital was repaid in full during April 2004.

The Coal Act subordinated note to the United Mine Workers of America 1992 Benefit Plan and the UMWA Combined Benefit Fund was paid in full in January 2004.

In connection with the Weirton asset acquisition, ISG issued a $5.0 promissory note due 2019. The note bears interest at 5.0% with principal and interest payments due annually beginning in May 2005.

The Industrial Revenue Bonds bear interest at 5.8% and require monthly sinking fund payments of $0.1 for principal and interest. Bondholders receive principal and interest payments from the sinking fund trustee semi-annually. These bonds are secured by the Cleveland plant facilities.

The promissory note payable to Acme was paid in full in January 2004.

The amounts included in property, plant and equipment for capital leases were $169.1 (net of $32.7 of accumulated amortization) at December 31, 2004. The capital lease on a coke oven battery at the Burns Harbor facility required payments of $24.7 in 2004 based on the cost and amount of coke production. In February 2005, ISG took ownership of the battery as required in the lease and began minimum monthly payments of $0.5 with additional payments based on coke production through 2014. The capital lease on the slab caster at the Sparrows Point facility requires quarterly payments of $2.3 with the balance due in July 2005. The capital lease on an ore vessel requires monthly payments of $0.5.

Based on quoted market values, the borrowing rates currently available to the Corporation and other available information, the Company believes that the fair market value of its long-term debt is about $700 at December 31, 2004 and approximates the carrying value at December 31, 2003.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

(9) Contingencies

ISG is subject to various legal actions and contingencies in the normal course of conducting business. ISG recognizes liabilities for such matters when a loss is probable and the amount can be reasonably estimated. The effect of the ultimate outcome of these matters on future results of operations and liquidity cannot be predicted with any certainty. While the resolution of these matters may have a material effect on the results of operations and cash flows of a particular quarter or year, the Company believes that the ultimate resolution of such matters in excess of liabilities recorded will not have a material adverse effect on its competitive position in the steel industry or financial position.

ISG is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean up of environmental media such as soils and groundwater. If, in the future, we are required to investigate and remediate any currently unknown contamination and wastes or new information is obtained about required remediation activities at our plant sites, ISG could be required to record additional liabilities.

The table below represents the amounts recorded for environmental liabilities discounted at 8%:

	2004	2003
Beginning balance	$208.4	$56.4
Liabilities recognized at acquisitions	12.1 *	159.0
Accretion and changes in estimates and timing of spending	15.1	1.0
Liabilities related to properties sold	(13.2)	—
Spending for remediation	(17.1)	(8.0)
Total	205.3	208.4
Total current portion included in other current liabilities	(41.0)	(47.2)
Long term balance at year end	$164.3	$161.2

* Includes a $6.9 reduction in the first quarter of 2004 to amounts previously recorded for the Bethlehem acquisition as a result of additional information and analysis obtained during that period.

The 2003 current portion includes $13.5 related to assets sold during 2004.

Undiscounted environmental expenditures related to these liabilities for the next five years and thereafter are expected to be:

2005	$41.0
2006	35.7
2007	29.0
2008	23.9
2009	23.3
Thereafter	218.9
Total – undiscounted	$371.8

The accrued environmental liabilities are estimates. The significant assumptions that underlie our estimates may be impacted by changing circumstances that affect the reasonableness of such estimates including the following:

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

• the legal analysis applied to determining the existence of an obligation,

• the nature and scope of the obligation,

• the technical data utilized to evaluate engineering or other actionable solutions,

• the financial data utilized to calculate a range of cost estimates to effect engineering or other solutions,

• the appropriateness and technical feasibility of selected engineering or other actions,

• regulations and other governmental requirements applicable to the liability or obligation will remain constant, and

• the financial obligation to address the obligation is solely that of the Company.

Changing circumstances that may impact the reasonableness of the estimates include:

• the validity of the assumptions underlying the estimate,

• a change in factors or laws that may affect the nature and scope of the liability or obligation,

• new information that may impact the range of engineering or other actions that are appropriate and feasible to address the liability or obligation, and

• change in applicable markets and economies that impact costs.

The Company’s accrued environmental liabilities are based on engineering estimates and are described below in the context of applicable environmental regulation by relative locations.

Under the Resource Conservation and Recovery Act (RCRA) and similar U.S. state programs, the owners of certain facilities that manage hazardous wastes are required to investigate and, if appropriate, remediate historic environmental contamination found at such facilities. All of ISG’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as brownfield projects.

At ISG’s properties in Lackawanna, New York, a RCRA Facility Investigation (RFI) is complete. A report was submitted to U.S. Environmental Protection Agency, or EPA, and the New York State Department of Environmental Conservation, or NYDEC, for approval on December 17, 2004. NYDEC and ISG executed an order on consent to perform interim corrective measures at a former owner’s benzol storage tank area. This order was executed on November 26, 2004. ISG and NYDEC will be discussing additional corrective measures following the agency’s review of the site RFI. ISG has estimated that the undiscounted future cost of performing anticipated remediation and post remediation activities will be about $67 and will be completed over a period of 15 years or more. The estimate is based on the the extent of soil and groundwater contamination identified by the RFI and likely remedial alternative, including excavation and consolidation of contaminates in an on-site landfill and continuation of a benzol groundwater pump and treat system.

ISG has agreed with the U.S. EPA and the Maryland Department of the Environment to a phased RFI as part of a comprehensive multimedia pollution consent decree with respect to ISG’s Sparrows Point, Maryland facility, which was entered by the U.S. District Court for Maryland on October 8, 1997. The consent decree requires ISG to address compliance, closure and post-closure care matters and implement corrective measures associated with two onsite landfills (Gray’s Landfill and Coke Point Landfill), perform a site-wide investigation required by Section 3008(h) of RCRA, continue the operation and maintenance of a remediation system at an idle rod and wire mill, and address several pollution prevention items, such as, reducing the generation of iron kish, and recycling blast furnace water treatment slurry and an onsite wastewater treatment plant sludge. The potential costs, as well as the time frame for the complete implementation of possible remediation activities at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the decree have been completed and the data analyzed. Notwithstanding the above, it is probable, based on currently available data, that remediation will be required at the former coke plant. In addition, pursuant to the order of the U.S. District Court for Maryland, ISG also must implement corrective measures at the Gray’s Landfill and Coke Point Landfill and post-closure care at the former Rod and Wire Mill Area. The total undiscounted cost of these related matters is estimated to be approximately $43.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

ISG is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. ISG entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (PaDEP) in May 2003 addressing the transfer of required permits from Bethlehem to ISG and financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, ISG submitted an Operational Improvement Plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ISG to propose a long-term financial assurance mechanism. PaDEP approved ISG’s cost reduction plan. On May 9, 2004, ISG entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ISG expects to fund the treatment trust over a period of up to 10 years at a current target value of approximately $20. Until the improvements are made and the treatment trust is fully funded, ISG expects to spend about $1 to $2 per year for the operation of treatment plants for acid mine drainage from these closed mines. After the treatment trust is fully funded, the treatment trust will then be utilized to fund the cost of treatment of acid mine drainage. Although remote, ISG could be required to make up any deficiency in the treatment trust in the future.

ISG owns a large former integrated steelmaking site in Johnstown, Pennsylvania. The site has been razed and there are a number of historic waste disposal units, including solid and hazardous waste landfills located at the site that are subject to closure and other regulation by PaDEP. There are also historic steel and coke-making operating locations at the Johnstown site that may have caused groundwater contamination. Although potentially subject to RCRA corrective action or similar state authority, no comprehensive environmental investigations have been performed at this site to date. ISG estimates that the undiscounted costs associated with future landfill closure, site investigations and probable remediation at this facility that presently can be estimated to be approximately $22.

ISG’s facility at Indiana Harbor, Indiana is subject to a U.S. EPA 3013 Administrative Order investigation plan to assess soil and groundwater conditions associated with 14 solid waste management units approved on January 12, 2005. Although localized remediation activities have been conducted at this facility, additional remediation may be required after the investigation of these solid waste management units has been completed. It is not possible to estimate the cost of required remediation or monitoring, if any, that may result from this investigation at this time. An area of subsurface fuel oil contamination exists and is currently the subject of remediation actions. The U.S. EPA and ISG are discussing a draft administrative order with respect to the oil issue. In addition, a solid waste landfill at Indiana Harbor will require closure via an engineered capping system and post-closure care including groundwater monitoring. The total estimated undiscounted cost related to these matters that can presently be estimated is approximately $18.

At ISG’s Burns Harbor, Indiana facility, an RFI was completed in accordance with a U.S. EPA approved work plan. Based on the results of the investigation, ISG does not believe there will be any substantial remediation required to complete the corrective action process at the facility; however, it is likely that ISG will incur future costs primarily related to long term post-closure care including groundwater monitoring. In addition, Bethlehem managed approximately one million net tons of air pollution control dusts and sludges in piles on the ground at the Burns Harbor site. While an alternative means of handling this material continues to be evaluated, it is probable that ISG will incur future costs to manage this material. ISG also has a continuing obligation pursuant to a consent order issued by the U.S. District Court in Indiana to operate a collection and treatment system to control contaminated groundwater seeps from the face of a dock wall at the site. The total undiscounted costs related to these matters are estimated to be approximately $22.

ISG’s Cleveland, Ohio facilities may be subject to RCRA corrective action or remediation under other environmental statutes. An integrated steel facility has operated on the property since the early part of the 20th century. As a result, soil and groundwater contamination may exist that might require remediation pursuant to the RCRA corrective action program or similar state programs. No RCRA corrective action has been demanded at any

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

of the Cleveland facilities by either U.S. federal or state authorities and no comprehensive investigation of any of the facilities has been performed. However, certain limited and localized remediation activities have been or will be conducted at these sites. These remediation activities include a large permitted solid waste landfill at the site that will require installation of an engineered capping system for closure and post-closure care including groundwater monitoring in the future. The undiscounted cost of closure and post-closure care for this landfill is estimated to be approximately $13.

ISG’s recently acquired Weirton, West Virginia facility has been subject to a RCRA corrective action related consent decree since 1996. The Order requires the facility to conduct investigative activities to determine the nature and extent of hazardous substances that may be located on the facility’s property and to evaluate and propose corrective measures needed to abate unacceptable risks. Areas within the facility’s property have been prioritized. Investigation of the two highest priority areas has been completed. Investigation of the remaining areas is underway. In addition, ISG is required to excavate and dispose off-site contaminates as closure of a surface impoundment pursuant to the RCRA corrective action and a 1996 consent decree. The undiscounted cost of investigative and closure activities at the site are estimated to be about $13.

At a site of the former steelmaking facilities in Bethlehem, Pennsylvania, a remedial investigation is being performed pursuant to the Pennsylvania Land Recycling (Brownfield) Program in conjunction with comprehensive redevelopment plans. These investigations are continuing to be performed with input and oversight from both the PaDEP, and the EPA Region III corrective action staff to ensure that the actions taken are acceptable to both U.S. state and federal regulatory authorities. The majority of the site was sold by ISG in April 2004 with an additional sale occurring in September 2004. Under the sales agreement, the buyers assumed financial responsibility for environmental obligations associated with the acquired property and acquired an insurance policy with ISG as a beneficiary to cover the estimated future environmental reclamation costs. The undiscounted cost associated with anticipated environmental remediation actions on property ISG continues to own is estimated to be about $4.

ISG’s facility at Riverdale, Illinois may be subject to RCRA corrective action or remediation under other environmental statutes. The facility has produced steel since the early part of the 20th century. As a result, soil and groundwater contamination may exist that might require remediation under the RCRA corrective action program or similar state programs. Certain localized remediation activities have been conducted at this facility; however, there is no present U.S. federal or state demand for a RCRA corrective action program at the facility. No comprehensive environmental investigation of the facility has been performed.

ISG anticipates spending approximately $51 over the next 40 years, including $10 during 2005, to address the removal and disposal of PCB equipment and asbestos material encountered during the operation of our facilities.

There are a number of other facilities and properties, which ISG owns across the United States, which may present incidental environmental liabilities. The majority of these sites were formed pipe coating operations which may have impacted soils or groundwater. The estimated undiscounted cost of future investigations and probable remediation at these sites is about $12.

In addition to the above matters, ISG receives notices of violation relating to minor environmental matters from time to time in the ordinary course of business. ISG does not expect any material unrecorded reclamation requirements, fines or penalties to arise from these items.

ISG purchased only selected assets of Georgetown, Weirton, Bethlehem, Acme and LTV through sales in bankruptcy proceedings. The sales orders issued by the U.S. Bankruptcy Courts having jurisdiction over each transaction explicitly provide that the sellers retained certain historic liabilities, including employee asbestos-related liability, and that ISG shall not be deemed as a successor to any seller with respect to asbestos-related liabilities or any other matter. Despite the foregoing, it is possible that future claims with respect to historic asbestos exposure might be directed at us. The Company considers the risk of incurring liability as the result of such claims extremely remote.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

ISG spent approximately $132 in 2004 for recurring costs to manage hazardous substances and pollution in ongoing operations. Spending for environmental compliance related capital expenditures to limit or monitor pollutants was $20 in 2004. We expect to spend about $100 in 2005 and an average of about $20 per year for capital expenditures from 2006 through 2009 to meet environmental standards.

ISG has guaranteed a joint venture’s operating lease with annual payments of $6.6 through 2008 and one monthly payment of $0.6 in 2009.

Other contingent liabilities arise periodically in the normal course of business. In the opinion of management, any such unrecognized matters that are reasonably possible at December 31, 2004, would not have a material effect on the Company’s financial position, results of operations or cash flows.

(10) Pension and Other Postretirement Benefit Plans

Under ISG’s labor agreement with the United Steelworkers of America (USWA), the Company and the USWA established defined contribution benefit trusts to fund pensions and retiree medical and death benefits for retirees and dependents from certain USWA represented bargaining units. In 2004, we established a similar agreement with the Independent Steel Workers Union (ISU) at our Weirton facility. Initial contributions to the pension trust are based on an amount per employee and continuing contributions are based on $1.50 per hour paid. The related expense was $56.8 for 2004 ($53.2 based on hours paid and $3.6 based on number of employees), and $45.0 ($25.9 based on hours paid and $19.1 based on number of employees) for 2003 and $7.6 (based on the number of employees) for 2002. Contributions to the retiree medical and death benefits trust (VEBA) are based on ISG’s quarterly EBITDA and certain overtime hours worked as defined in the agreements. Expense was $155.9 for 2004 and $4.3 for 2003.

ISG maintains a qualified savings plan for salaried employees under Section 401k of the Internal Revenue Code under which it matches a specified portion of any employee contributions to the plan. Company contributions vest immediately and amounted to about $5.0 in 2004, $2.5 in 2003 and $0.4 in 2002.

ISG also has a defined benefit retiree medical and death benefit plans covering USWA employees who are eligible to retire under the current labor agreements. We do not intend to provide similar retiree medical benefits for employees who retire after the current labor agreement expires. ISG is not required to pre-fund any benefits and expects any benefits to be paid in 2005 to be minimal.

ISG owns a 62.3% interest in Hibbing Taconite Company (Hibbing), an iron ore mining joint venture that is pro rata consolidated in ISG’s consolidated financial statements. Hibbing maintains a noncontributory defined benefit pension plan for hourly and salary employees with benefits based on years of service and compensation. Hibbing funds the pension plans within statutory guidelines. Hibbing is considering various funding options, but ISG’s share of the minimum funding requirement in 2005 is $1.6. Hibbing also provides retiree medical and death benefits to most full-time employees, hired before January 1, 1993, with 30 years of service or employees who are 60 years of age with 15 years of service. A new labor agreement in 2004 capped the company’s share of healthcare costs at 2008 levels for the years 2009 and beyond. ISG’s prorated required contribution to the plan for other benefits based on net tons produced in 2004 and expected benefit payments will be $6.7 in 2005. The amounts included below for the Hibbing plan reflect the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003, the Act. Hibbing applied the retroactive transition method under FASB Staff Position No. 106-2 in the second quarter of 2004. The effect was not material to ISG.

The amounts presented below for ISG’s USWA employees do not reflect the effects of the Act. Detailed regulations necessary to implement the Act were just recently issued. Accordingly, we have not been able to

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

determine if the plan meets the actuarial equivalent requirement of the Act or if we will modify the plan. However, because the plan requires that the plan beneficiaries pay premiums beginning in 2011 to cover any cost per capita increases after 2008, the Act is not likely to have any significant effect on our accumulated postretirement benefit obligation nor our future net periodic benefit costs. In 2005, ISG expects to contribute $1.4 to the plan based on forecasted benefit payments.

ISG’s consolidated pension, which is only related to Hibbing, and other postemployment benefits information, at our measurement date of December 31, follows:

	Pension		Other Benefits
	2004	2003	2004	2003
Change in benefit obligation:
Postretirement benefit obligation at Bethlehem purchase date / beginning of period	$76.7	$74.1	$142.0	$32.3
Service cost	2.3	1.5	4.0	2.8
Interest cost	5.5	3.0	8.6	5.9
Benefits paid	(3.2)	(1.7)	(1.4)	(0.9)
Plan changes (primarily additional employees from acquisition)	6.5	(2.7)	(9.9)	88.5
Net actuarial losses / other	10.5	2.5	19.1	13.4
Postretirement benefit obligation * at end of year	98.3	76.7	162.4	142.0
Change in plan assets:
Fair value of plan assets at beginning of year/ purchase date	57.6	51.1	11.3	10.1
Actual return on plan assets	7.2	6.1	1.4	1.2
Net company contributions	7.8	2.1	5.9	.6
Benefits paid	(3.2)	(1.7)	(1.6)	(.6)
Fair value of plan assets at end of year	69.4	57.6	17.0	11.3
Funded status of plan:
Unfunded obligation	28.9	19.1	145.4	130.7
Unrecognized actuarial gain / (loss)	(2.0)	5.8	(32.2)	(12.5)
Unrecognized prior service cost	—	—	(45.8)	(72.4)
Net amount recognized in the balance sheet.	$26.9	$24.9	$67.4	$45.8

* The accumulated benefit obligation for pensions was $91.7 at December 31, 2004 and $68.7 at December 31, 2003.

	Pension		Other Benefits
	2004	2003	2004	2003	2002
Weighted average assumptions as of December 31 follow:
Discount rate — ISG	n/a	n/a	5.50%	6.00%	6.50%
Discount rate — Hibbing	5.75%	6.25%	5.75%	6.25%	n/a
Expected long-term return on plan assets — Hibbing.	8.50%	8.50%	8.50%	8.50%	n/a
Average rate of compensation increase — Hibbing	4.16%	4.19%	n/a	n/a	n/a
Projected health care cost trend rate — ISG	n/a	n/a	9.7-11.7%	10.00%	10.00%
Projected health care cost trend rate — Hibbing	n/a	n/a	9.00%	10.00%	n/a

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

Ultimate trend rate — ISG	n/a	n/a	5.50%	5.50%	5.50%
Ultimate trend rate — Hibbing	n/a	n/a	5.00%	5.00%	n/a
Year ultimate trend rate is achieved — ISG	n/a	n/a	2014	2013	2012
Year ultimate trend rate is achieved — Hibbing	n/a	n/a	2009	2009	n/a
Net periodic post retirement benefit cost:
Service cost	$2.3	$1.5	$4.0	$2.8	$—
Interest cost	5.5	3.0	8.6	6.0	0.1
Expected return on plan assets	(5.3)	(2.8)	(1.1)	(0.6)	—
Amortization of unrecognized prior service cost	(.2)	0.5	14.7	11.4	0.2
Total net periodic postretirement benefit cost	$2.3	$2.2	$26.2	$19.6	$0.3

The plan asset allocations and target allocations are:

	Pension Assets			Other Benefits
	2005			2005
	Target	2004	2003	Target	2004	2003
Asset category:
Equity securities	64.0%	63.8%	72.0%	65.0%	66.0%	67.1%
Debt securities	29.0	28.4	20.0	35.0	34.0	32.9
Real estate	7.0	7.8	8.0	—	—	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The expected return on plan assets represents the weighted average expected returns for each asset category. Expected returns are based on historical performance adjusted for current trends.

A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects:

	Increase	Decrease
Effect on total annual service and interest cost components	$0.6	$(0.6)
Effect on accumulated postretirement benefit obligation	8.5	(7.9)

As a result of the Bethlehem and Weirton acquisitions, ISG is required to provide lifetime medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) to the Bethlehem and Weirton retirees and their surviving spouses. Upon a retiree’s death, his or her surviving spouse and dependent children may elect coverage up to an additional 36 months. ISG charges the participants a premium to participate in this program, and individuals who leave the program may not re-enter. Persons with ongoing illnesses or a high expectation of using healthcare services are more likely to enroll in this program than others. COBRA regulations preclude the use of a factor to reflect this phenomenon in establishing premiums. Therefore, ISG is likely to incur healthcare costs in excess of the premium amounts received from the participants. Accordingly, we recorded an actuarial liability in connection with these acquisitions based on assumptions regarding the number of participants who will remain in the COBRA plan and their health status. Differences between our future experience and the actuarially expected amounts will be amortized over the expected remaining lives of the participants.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

In connection with COBRA, the following amounts were recorded:

	2004	2003
Beginning balance	$54.4	$—
Liability recognized at acquisition	7.0	50.9
Interest accretion on the liability	2.9	2.0
Premiums received in excess of (less than) healthcare claims and expenses	(13.5)	1.5
Ending Balance	$50.8	$54.4

The amounts recorded in our balance sheet for pension, other postretirement benefits and COBRA are:

	2004	2003
Pensions — defined benefit	$26.9	$24.9
Pensions — defined contribution	10.4	47.5
VEBA — defined contribution	53.9	4.4
Other postretirement benefits	67.4	45.8
COBRA	50.8	54.4
Total	$209.4	177.0
Current portion	(86.4)	(76.0)
Long-term pension and other retiree benefits	$123.0	$101.0

Estimated future benefit payments for defined benefit plans are:

		Other
	Pension	Benefits	Cobra
2005	$3.3	$3.1	$5.0
2006	3.7	5.8	4.4
2007	4.6	10.4	3.8
2008	5.3	17.7	3.2
2009	6.0	20.1	2.8
2010 to 2014	38.6	75.5	8.2

(11) Commitments

As part of the acquisition of the assets of LTV, ISG assumed a five-year supply contract to provide hot rolled bands to United States Steel Corporation (U.S. Steel) at predetermined prices. At inception, the U.S. Steel supply contract was scheduled to provide a total of 2,250,000 net tons through March 2006. The contracted selling prices to U.S. Steel were below the current market prices. Accordingly, ISG recorded a liability that was being amortized to income as the products are shipped representing the net present value of the difference between the contract prices and current market prices. In November 2003, the contract was modified as part of an asset swap agreement with U.S. Steel that was accounted for as a nonmonetary transaction. The revised contract is in effect until March 1, 2006 and requires ISG to provide U.S. Steel with up to 840,000 net tons of hot rolled bands at prices below current market price. The recorded liability of $8.0 at December 31, 2004 is being amortized into income as the products are shipped.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

We have entered into various supply agreements for services, utilities, natural gas transportation, industrial gases and certain raw materials that contain minimum annual requirements. Based upon prices in effect at December 31, 2004, the following table presents firm commitments relating to these agreements for the next five years and thereafter:

2005	$1,167.2
2006	653.7
2007	665.4
2008	643.4
2009	448.3
Thereafter	2,763.8
$6,341.8

The Company leases certain manufacturing equipment, office space and computer equipment under non-cancelable leases that expire at various dates through 2034. Rental expenses on operating leases were $47.1 for 2004 and $23.8 for 2003 and $0.2 for the period ended December 31, 2002. Future minimum operating lease payments under non-cancelable operating leases in effect at December 31, 2004 are as follows:

2005	$46.8
2006	33.8
2007	27.4
2008	24.7
2009	23.3
Thereafter	78.6
$234.6

(12) Related Parties

The Company has transactions in the normal course of business with various related parties. Approval by a majority of ISG’s disinterested directors is required to approve any transactions between ISG and a 5% or greater stockholder.

Wilbur L. Ross is a director of the Company and is a principal of WL Ross and Co., which manages two funds that beneficially own 6.9% of ISG’s common stock at December 31, 2004. During the year ended December 31, 2004 and period ended December 31, 2003, the Company incurred $0.1 and $5.9 for fees and out-of-pocket expenses associated with financial advisory services provided to the Company by WL Ross and Co.

The Chairman and Chief Executive Officer of Cleveland-Cliffs Inc served as a director of ISG from ISG’s inception until February 2004. Cleveland-Cliffs Inc owned over 5.0% of our stock during early 2004, but had disposed of all our stock by December 31, 2004. We have a 15-year supply agreement with Cleveland-Cliffs to purchase all of our iron ore pellet requirements for use in certain of our blast furnaces at prices that are adjusted annually for changes in certain price indices and selling prices for certain steel products. The supply agreement can be extended beyond the initial term with the consent of both parties or can be terminated at the end of the initial term with a two-year advance termination notice. In addition, with the Weirton acquisition, we assumed Weirton’s agreement with Cleveland-Cliffs Inc, and as part of the assignment agreed to certain amendments. The agreement will supply all of Weirton’s iron ore pellets for the period 2006 to 2018 and partial requirements for 2004 and 2005. The other terms of the agreement are similar to our other contract with Cleveland-Cliffs Inc, but only require an advance termination notice of one year. During the years ended December 31, 2004 and 2003, we purchased iron ore pellets for $494.4 and $236.1, respectively, from Cleveland-Cliffs. We also sold iron ore pellets to Cleveland-Cliffs for $7.2 in 2004 and $20.7 in 2003. At December 31, 2004, ISG had a $39.9 account payable to Cleveland-Cliffs.

INTERNATIONAL STEEL GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2004, 2003, and 2002

In addition, in July 2004 we purchased substantially all of the assets, and assumed certain of the liabilities, of the HBI Facility for approximately $18 in cash, including the payment of certain liabilities at closing. The HBI Facility is a part of a joint venture that began in the mid-1990s as a joint venture between Cleveland Cliffs, Lurgi Metallurgie (now known as Outokumpu Technology GmbH), and LTV Steel. Production began in 2000 at the HBI Facility but ceased a year later as a result of depressed global scrap iron and hot briquetted iron prices, changes in the makeup of the joint venture, and other factors. ISG restarted the facility in November 2004.

Park Corporation, whose Chairman and Chief Executive Officer served as a director of ISG from June 2002 to May 5, 2003, beneficially owned 5.4% of ISG’s common stock as of December 31, 2004 through Georgia Financial LLC, its wholly—owned subsidiary. The Park Corporation provided $19.5 and $6.4 of supplies and services to ISG during 2004 and 2003, respectively. Under the Bethlehem acquisition, ISG assumed an agreement that resulted in approximately $17.8 of ingot sales to Park Corporation since the date of acquisition. All transactions with Park Corporation were at market prices.

(13) Quarterly Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004 and 2003.

	Quarter Ended
	3/31/2004	6/30/2004	9/30/2004	12/31/2004
Net sales	$1,770.3	$2,083.8	$2,608.3	$2,553.5
Cost of sales	$1,601.1	$1,859.5	$2,164.6	$2,202.7
Income before income taxes	$76.1	$105.0	$327.2	$247.4
Net income	$70.9	$94.1	$256.4	$606.0
Income per share:
Basic	$0.73	$0.96	$2.59	$6.06
Diluted	$0.68	$0.92	$2.51	$5.87

	Quarter Ended
	3/29/2003	6/28/2003	9/27/2003	12/31/2003
Net sales	$461.7	$1,005.1	$1,184.9	$1,418.3
Cost of sales	$451.5	$982.4	$1,125.3	$1,277.7
Net (loss) income	$(2.3)	$(27.5)	$(18.6)	$24.9
Net loss applicable to common stock	$(2.3)	$(27.5)	$(18.6)	$(48.7)
Loss per share:
Basic	$(0.03)	$(0.41)	$(0.24)	$(0.57)
Diluted	$(0.03)	$(0.41)	$(0.24)	$(0.57)

International Steel Group Inc. and Subsidiaries
Schedule II — Valuation and Qualifying Accounts
(Dollars in millions)

	Additions
		Charged
		(Credited)
	Balance at	to Sales,				Balance at
	Beginning	Costs and	Charges to			End of
Classification	of Period	Expenses	Other		Deductions	Period
Allowances for receivables: (a)
December 31, 2002	$—	16.2	—		(8.9)	$7.3
December 31, 2003	$7.3	77.3	26.0	(b)	(76.8)	$33.8
December 31, 2004	$33.8	88.8	3.4	(b)	(75.9)	$50.1
Valuation allowance for deferred tax asset:
December 31, 2003	$—	5.3	962.3	(b)	—	$967.6
December 31, 2004	$967.6	(550.8)	—		—	$416.8

(a)        Includes allowances for bad debts, customer claims, other customer adjustments and cash discounts.

(b)        Balances established as a result of Bethlehem and Weirton acquisitions.

2